Form 425

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Filed by: The Thomson Corporation

Subject Company: Reuters Group PLC

Exchange Act File Number of Subject Company: 333-08354

Note: The following is a transcript of a presentation given jointly by The Thomson Corporation and Reuters Group PLC today at 9:30 am, London time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

THOMSON-REUTERS

CONFERENCE CALL

Tuesday, 15 May 2007 @ 09.30 am, London time

Miriam McKay (Head of Investor Relations):  Ladies and gentlemen, good morning and welcome on an historic day for both Thomson and Reuters. Before we begin, I need to remind you that our comments today include forward-looking statements such as Thomson and Reuters beliefs and expectations regarding the proposed transaction. There can be no assurance that the transaction will be consummated and that the anticipated benefits will be realised. Today’s press release and Thomson-Reuters regulatory filings with the SEC describe certain important factors which could cause our actual results to change materially from our forward-looking statements today, and you can get copies of these documents from both the Thomson and Reuters websites.

With the formalities out of the way, it is my pleasure to introduce David Thomson, Chairman of the Thomson Corporation, with some opening remarks.

David Thomson (Chairman, Thomson Corporation):  Good morning, ladies and gentlemen. The proposed merger between Thomson and Reuters is opportunity on a grand scale. The businesses are quite remarkable: the human quotient, the cultures are really extraordinary.

I stand here today and I would like to say that my late father was more than familiar with this dream. As we spent time together, he believed it was all about opportunity, about possibility, about redefining spaces and it was about making things really quite special. If my grandfather were here, I think he would be ecstatic, a word which is quite appropriate. All of us feel that we have come full circle, and I might say that it constitutes both Thomson and Reuters that I feel that way from both ends. I am immensely proud to stand here and very hopeful that we can begin to forge something truly, truly remarkable. May I call upon Niall FitzGerald.

Niall FitzGerald:  I am not sure how I follow something quite as moving as that. I welcome all of you to Canary Wharf and thank you for joining us at quite short notice. Welcome also to David and Peter Thomson for their first, and I am sure not their last, visit to Reuters at Canary Wharf.

Transaction highlights

You can see the transaction highlights on the slide behind me. I shall spare you by not taking you through it point by point. Instead, I want to join David in saying how delighted we are to be here announcing this remarkable combination, this extraordinary transaction between two of the best known names in the electronic information and media business, to form what will truly be an information powerhouse.

It is a transaction on which the Boards of both Thomson and Reuters have been actively involved for some time – myself and my fellow nominated Deputy Chairman Geoff Beattie in particular – and which we recommend to our shareholders with the utmost confidence.

Strong Board and Governance

On the issues of governance, the new Thomson-Reuters will consist of two dual listed companies, and I want to spend a couple of minutes introducing you to the structure that would govern it. The two companies that make up the dual listed company will have 15 directors, identical Boards – the same people. I have some passing knowledge of dual listed companies and what works and what does not work, and we hope to have eliminated all of the latter. There is a very good balance of Reuters nominees, Thomson nominees and Woodbridge nominees – Woodbridge representing the Thomson family trust. David Thomson, from whom you have just heard, is nominated Chairman, and Geoff and I are delighted and honoured to have been nominated as Deputy Chairmen. Tom Glocer will serve as Chief Executive. We look forward to working together, I know it will be productive and we are determined that it will be fun.

Reuters Founders Share Company

The Reuters Founders Share Company has today, simultaneously with our announcement, announced that they fully support this transaction. They have been set up to safeguard Reuters independence, integrity and freedom from bias, and they are an essential part of this transaction. Had they not agreed, the transaction would not have proceeded. What we have today is the safeguards which they represent reinforced through this transaction. The Reuter Trust Principles and Reuters Founders Share Construction will apply to the whole of the Thomson-Reuter business. The shareholding structure, which allowed for blockage of control which was unacceptable, has been replicated in the new structure, and it has been further underpinned by the Woodbridge Company committing to vote in support of the Founders Share Company, the Woodbridge Company, of course, having the majority of the shares. Therefore, we now have protections which are even more precise and even more sustainable than those which existed before this. It is a mark of the approach of the Thomson family and all the colleagues of David and Geoff that there was never, at any moment, any sense that they were going to do other than seek completely to support this structure.

There is a quote in our press release today from Pehr Gyllenhammar, the Chairman of the Founders Share Company, and it is worth repeating a part of it. He said on behalf of his Trustees: “We believe that the formation of Thomson-Reuters marks a watershed in the global information business, and will underpin the strength, integrity and sustainability of Reuters as a global leader in news and financial information for many, many years to come”. I do not believe anybody could have said it better than Pehr or with greater feeling.

You have heard us refer to Woodbridge, and many of you will probably have only a passing familiarity with Woodbridge. Therefore, we felt it would be appropriate that Geoff Beattie tell you a little about the Thomson family holding company. Do not be put off by the guy who is going to tell you – it is really a better company than you will see represented by him!

Geoff Beattie:  Thank you, Niall, and thank you to everyone for coming. I shall keep my remarks reasonably short but I look forward to speaking to some of you after the meeting to give more detail about the Woodbridge Company and, hopefully, over time to acquaint you with our business activities around the world, and I shall talk about our most important investment, the Thomson Corporation.

The Woodbridge Company Limited

The Woodbridge Company is one of the world’s largest private investment companies and has an unparalleled track record for financial performance and success over the last 30-40 years. It is the principal investment company for the Thomson family, and our head office and operations are in Toronto, Canada. Our role in this transaction has been to ensure that we are committed to the financial metrics of this ongoing company, and there can be no greater endorsement for the market than the US$20 billion plus investment that we shall have in the combined Thomson-Reuters business going forward. We have had the advantage of reviewing the strategic importance of this transaction from an inside perspective and, as I said earlier, we look forward to sharing some of our thoughts and ideas as to why we believe this is such an exceptional opportunity for us.

The Woodbridge Company has extensive investment activities outside the Thomson Corporation but it is fair to say that the Thomson Corporation and the Thomson-Reuters Corporation going forward will always be our primary investment vehicle, and something that we shall be very careful about and focused on to ensure it continues the track record of Woodbridge as a very successful investment vehicle.

Let me comment a little on the Founders Share and Trustee position this morning. One of the things that was very attractive for us in putting these two companies together is the ability to go forward with a set of principles that are so well aligned to the way we have always thought about not only managing the Thomson Corporation but managing all of the businesses in which we have an interest. The fact that the principles will apply to Thomson-Reuters on an unamended basis gives us great comfort that this company has produced such tremendous results over the years and, having those principles in place, we would expect that to be the case for many years to come. The Trustees also take comfort now from the fact that they have an ally in the Woodbridge Company to help support and deliver the message to all of our employees and all of our customers on how we intend to move forward.

Lastly, I would like to thank Peter Thomson and David Thomson, who are the Chairmen of the Woodbridge Company, for their unwavering support during the last several years as we have considered all of the types of investments and opportunities available to Thomson to ensure that it has a very robust future. I believe it is fair to say of John Tory, who will join us on the Board, that there is nobody in this room who has had a bigger impact on the success of Woodbridge and Thomson. He has spent over forty years of his career stewarding many of the investments and opportunities that have put Woodbridge in the position it is in today.

I thank you very much for attending today and I look forward to talking to people over time about Woodbridge and, perhaps most importantly to this crowd, the tremendous possibilities that we see available to Thomson-Reuters. Thank you.

Dick Harrington:   Good morning. This is a great day!  I am the CEO of the Thomson Corporation, and I am really glad to be here today to discuss this union of what I call two great leaders, two strong companies that are at the top of their games. Thomson and Reuters both have customer focus. Combining them will help us to serve our customers better, especially in this highly competitive and highly dynamic market place.

There has been a lot of talk about synergies. The story is about growth, it is not about consolidation. It is the opportunities that both companies will have together going forward. This is the interception of two very successful strategies. Under Tom’s leadership, Reuters has achieved a remarkable resurgence and this combination is the next logical step for the Thomson Corporation. In fact, this is the high point of what we have been working for for over a decade.

Thomson was one of the first companies to recognise that the information market was moving from print to digital and then to electronic solution software services, and over the past ten years we have refined our business model and portfolio so that we could help shape the market, not just react to it.

As you know, last week we sold our higher education business for nearly $8 billion, and as you can imagine it has been a very busy month for us, but more importantly, as the price demonstrated, this was a very good business but it no longer fits our strategy. Our goal is to be the provider of choice for the world’s business and professional information markets, and today we are on the verge of achieving that goal.

It took a lot of work to reach this moment and we have the full support of the Thomson family and our Board, as Geoff said. I also want to thank our 33,000 employees who worked very hard to make our company an industry leader. This is ultimately their achievement. Thomson has never been stronger, strategically, operationally, financially, and because of that we are able to take this major step with Reuters.

Thomson – Reuters

In the financial arena, combining the complementary strengths of Reuters and Thomson Financial, we will create a global leader. Thomson Financial has innovative products and is strong in North America. Combining them with Reuters strength in news and financial information and more importantly, the leading positions in Europe and Asia will unlock potential in both businesses.

Let me take a minute to introduce Thomson’s Professional group to those of you who don’t know it yet. We have built leading positions in legal, tax and accounting, scientific and healthcare information, and we are recognised as a leader in innovator in those markets. We combine key content with technology platforms and productivity tools that help our customers succeed. We have developed deep insight into our customers and we have very strong customer relationships.

Professional Group

As a result of that we have a subscription-based business model, very high retention rates, very strong profitability and excellent organic growth.

Our Professional growth will account for 40% of the overall revenues of the combined Thomson-Reuters business, but this group generates nearly $5 billion in annual revenues and over $1 billion in free cash flow.

Professional Group – Growing & Profitable

It has margins of nearly 30% and I expect going forward that Thomson-Reuters could achieve these types of margins in the future. The Professional group has outstanding financial metrics. I am very confident that our Professional group, combined with Reuters brand, their new service and their global reach will create new opportunities for the new Thomson-Reuters.

A combination of Leaders

Let me end by saying I am very excited about the opportunities ahead. I have been with the Thomson Corporation 25 years and I have been the CEO for the past ten, and our company has never had more opportunity than it has today. This combination expands our global foot print and moreover we can leverage our content and platforms across our businesses and geographies. This is a milestone in the history of both Thomson and Reuters that will unleash the untapped potential in both companies.

As we all know, when this transaction is completed Tom will become CEO of the combined company. Tom is the right leader to take Thomson-Reuters to the next level of excellence. He will be supported by experienced and capable management from both companies, and I personally sense that we have the right strategy, we have the right people to take us forward, and I believe that the next ten years will be even more remarkable than the last ten that I have just had at Thomson.

With that, let me now introduce Tom.

Tom Glocer:  Dick, thank you for that. I cannot tell you how excited I am to be here today with you. Thank you all for coming on very short notice. At some point over the weekend I asked our team “How do you get all these people to show up since we can’t tell them that it’s coming?”  They said, “Don’t worry, the Reuters friends we have will show up today” and I am very glad to see you all here.

I am just going to spend a little bit of time because I have a feeling that what you really want to do is get straight to questions, but let me tell you about these two remarkable companies.

Industry Context

Let me lay out industry context. This is pretty familiar to all of you who have been hearing us through our Core Plus strategy lens. It is all about the shift to electronic delivery of information, the effects of globalisation on our customer base, the need to be 24/7 around the world. Clearly the shape of the financial services market has been changing and that was foremost in our minds at Reuters as we thought what sort of scale and capabilities do we need. We had obviously seen the mergers among exchanges and I expect that will continue. We see our larger clients continuing to get together, but at the same time to have new companies created whether they are hedge funds, small asset managers on the buy side. By bringing these two great companies together, Thomson and Reuters, what we now have is the capability to really meet the demands in this changing industry because we will have the scale, the depth of content and the breadth of operations geographically and by product line to do so.

Our Vision

We have a fairly simple vision; this has not been distilled for some little plaque or laminate for our wallets. This is just a simple desire to be the very best, to be No. 1 in each market that we choose to address. It is very exciting to me to have not only financial services and media, but it will be a lot of fun for me to learn more about how amazingly the information services have changed since the time I have been out of practice; legal, tax, and regulatory, science and healthcare which is such a dynamic industry. I will talk a little bit later about how we think we think we can combine products in this area.

Thomson-Reuters

In bringing Thomson and Reuters together, and I am sure we will get into in more detail the advantages from a synergy point of view, I just want to say up-front that we have given you a cost synergy number and I am very happy and comfortable with that number, but what is really exciting to me is the synergies on the revenue side over time:  our ability to bring new and innovative products to the market; our ability to extend the geographic reach of some of the excellent services that Thomson already has. That is going to be the really high point certainly for me.

I will just touch on the dual listed nature of this enterprise. It is certainly complex to bring about. I do not think it will be unduly complex to manage because of the unified board and unified management. What really motivated us on the Reuters side in seeking this structure is the belief that putting these two companies together will create such great value that we did not want to see our, frankly, very patient and faithful UK holders forced out of the stock – cashed out of the stock – but rather to continue to present a vehicle, and an index-participating vehicle that our holders could share in the upside because frankly I think 705 is just the beginning of what we can do together, and obviously it will be a very well capitalised company which will help us withstand the shocks that certainly will come back one day to the financial services market.

A leading provider in information, solutions & trading

Just taking a look at the size of our markets. Dick had this on his slide, but to do the simple addition it is about a $53 billion market and one that is growing at least 5-6% a year. Looking back at the Reuters context, we used to talk about a 2-4% growing market for us that we were going to super charge in Core Plus to add an extra three points of growth, but we think we can now tap into a much stronger market on day one, and that is just the market growth, that is not what we can do together above that.

We have our revenues coming from the right sort of places. We will be overwhelmingly electronic at 88%, and we have a nice stable and predictable revenue stream from the subscription model – I think something like 86% on a pro forma basis of our revenues will be subscription based. You get a nice balance between Financial, which will now be the largest part of Thomson-Reuters at about 60% and the other professional markets.

Complementary Geographies

Let me talk a little bit about geography. Reuters has always been very strong obviously in Europe and in Asia, but in the US we have been a bit sub-scale. The team there today under John Robson has done a great job in growing our US franchise 10%/11% in revenue terms over the last 12 months, but what this will allow us to do is really for the first time in Reuters history get the scale, get the ability to be a major player in the US and we will have a very nicely balanced set of revenues and profits, and it should also help us in some of the currently reporting issues that we have had.

Let me just flip over to the next slide, which talks a little bit about the complementarity, so geography, I have already talked about. From a customer side, it is wonderful because frankly Reuters has always struggled a bit to deeply penetrate the buy side, and that is important not only because the buy side perception is an important growing market, but also because of the importance of the buy side for sell side clients and we now have the ability through Transaction systems and Reuters Messaging to create a buy side/sell side community.

In terms of content, we have wonderful news and real-time data, and what Thomson brings is an incredible depth and breadth and reference data and historical data among many other assets.

In electronic trading, Reuters has had this core strength in FX. We branched out. We have had really good equities, typically Reuter routing and indication of interest services, but in fixed income, frankly, RTFI was not getting the sort of real volume we were hoping for early on. Thomson brings TradeWeb and together it is a very powerful combination right across the money curve from spot FX to the long bond, really.

Then in enterprise, although the Reuters story is quite well known and is important certainly under Core Plus, Thomson also brings some very attractive enterprise assets like Omgeo and other assets in the equities, clearance and settlements space on to the portfolio management tools that frankly we have lacked for the buy side. I cannot emphasise enough how complementary, how unusually complementary these two businesses really are.

Strong and Experienced Team

In terms of the management team which I will end on, I could not have been more thrilled to have been asked to head this company. I think it is going to be really exciting, and as I have come to meet some of my new Thomson colleagues, I am incredibly impressed. From the outside, I have always seen what a remarkable consistent level of achievement they have delivered under Dick’s leadership, and as I have met them personally, I think the importance, certainly from my point of view, from the Reuters Board point of view, is that they are people of great integrity and great competence, and I know we can do great things together.

With that, I will turn over to one of my newest Thomson colleagues, Bob Daleo.

Bob Daleo:  I am very pleased to be here today, and I want to share with you how excited I am about the powerful combination of Thomson and Reuters.

Large Deliverable Synergies

I am going to discuss three things. First, I will cover the anticipated synergies associated with the transaction. Second I am going to provide a pro-forma view of the combined company’s capital structure. Last, I will give you an overview of the dual listed company structure that we have been talking about.

Turning to the synergies, we are anticipating run-rate synergies in excess of $500 million within 36 months of closing. These synergies are net of some revenue dys-synergies. However, we are confident that the complementary nature of these businesses will result in new revenue streams that will more than offset any losses. As we have been saying this morning, it is all about growth, not simply consolidation.

These savings are in addition to our respect cost savings initiatives, THOMSONplus and Core Plus, which are both on track. We both have a strong record of execution, giving us confidence that these synergies are achievable.

Creation of a Well Capitalized Market Leader

Let’s turn to our capitalisation. As you can see on a combined basis, we are sizeable, well capitalised and generate significant levels of strong free cash flow. Let me point out that the pro-forma figures reflected in the far right column are after the $9 billion cash consideration associated with this transaction.

There are several items to note under the Thomson column. First, from a definitional standpoint, net debt is comprised of Thomson’s year end 2006 debt, net of proceeds related to the sale of Thomson Higher Education. Second, Thomson’s free cash flow number represents 2006 free cash flow from continuing operations, and therefore excludes the contribution we received last year from Thomson Learning.

The figures shown in the Reuters column reflect 2006 reported figures. Given the combined company’s strong capital structure and free cash flow generation capabilities, we anticipate that we will continue to return significant levels of capital to shareholders. As a company, we believe that dividends are an important part of shareholder value creation.

The net debt to EBITDA ratio of 2.6x shown here is obviously on a trailing basis and we expect this ratio to improve.

Dual Listed Company Benefits All Shareholders

Let me turn now to the benefits associated with the dual listed company structure.

There are a number of reasons why we chose this structure, and some of them have already been discussed. First, all our shareholders have the option to remain invested and participate in the value to be created from this combination.

Second, owners of all our shares will receive the same economic benefit from the company, and I will discuss this a little bit more in a moment.

Finally, this structure allows the new company to maintain its listings in Toronto, London and New York, and importantly, also allowed our companies to maintain their current position within their respective indices, the S&P/TSX in Toronto and the FTSE here in London.

Dual Listed Company Structure

The dual listed company structure will be set up in a manner outlined on this slide. It is a simplification of what is a very complex process.

There will be two legal entities, Thomson-Reuters Corporation and Thomson-Reuters plc. These two legal entities will enter into a series of contractual agreements which provide for identical Boards of Directors; a unified management structure; and importantly, an equalisation of the economic interests of shareholders, meaning all shares will have the same dividends and economic rights.

As shown here, after the transaction, current Thomson shareholders will hold 76% of the economic interest in the combined business, while current Reuters shareholders will hold 24%.

Dual Listed Company Shares

Now let me discuss what the combined company’s outstanding share count will look like following the completion of the transaction.

This illustration is based on the current market capitalisation of Thomson, which is 644 million shares.

In the transaction, Reuters shareholders receive half of the value to which they are entitled in cash (352.5p per share), and half in shares of a new Reuters holding company, namely Thomson-Reuters plc, at the agreed notional exchange rate of 0.16/1, which equates to 16 Thomson shares to every 100 Reuters shares. Reuters shareholders will receive roughly 210 million Thomson-Reuters plc shares.

The number of outstanding Thomson shares should be added to the outstanding Thomson-Reuters plc shares for a total of approximately 854 million shares. This is the share base for calculating earnings per share for the new combined business.

There is further information on the equalisation ratio which is available on our website. With that, I would now like to turn it back over to Tom.

Tom Glocer:  Okay, we are almost done now. Let me show you a couple of slides on next steps.

Next steps

Founders Share Company support – Niall has already given us some of the colour here. It is a truly extraordinary achievement and could only have been done because of the tremendous attitude of the Thomson family, who they are and their track record. This was something very carefully considered and weighed, and then very enthusiastically endorsed as you have seen today.

The next step is to go on to regulatory approvals and anti-trust is something we shall probably talk about in the Q&A session, so I shall say no more right now. We shall then produce the documents, mail them out, have the shareholder meetings and since it is a partner arrangement, we need court approval to do it. Then we can look forward to what I really want to do, which is complete the transaction and get to work with my new colleagues.

Conclusion

To conclude, before we turn it over to questions, it is an absolutely fantastic combination. It will be a great equity story which we shall take to the US, which has traditionally not represented a huge slice of the Thomson Corporate shareholders. On a personal basis, all I can say is that I believe it is a great investment and I shall be making a very substantial personal investment in the combined company. I have never sold a Reuters share until today, and I intend to be fully invested in the new company. Thank you very much.

Question & Answer Session

Tom Glocer:  Since I know some of you, I shall MC this and I shall go to an early believer in the Reuters story, Colin Tennant, of Lehman Brothers.

Colin Tennant (Lehman Brothers):  First of all, many congratulations to everybody for putting together what looks like a very exciting deal. I have a couple of questions. First, you talk about the synergies and the amount that you expect to get from those. In terms of the cost of achieving those, can you give us a rough idea of what ratio we should be looking at and the timescale for that, i.e. which years it might fall into?

Bob Daleo:  Colin, may I answer that question first?  It is certainly a fair question. Our experience is that, generally speaking, there is a 1:1 relationship so that for every dollar of synergies there is a dollar of cost. There are some dys-synergies along with those, the cost synergies are a little higher than that, so I would use something a little higher than 1.1 to figure that out. As far as the timing goes, I know it is a challenge for you to figure that out from your model perspective but it is also quite a challenge for us. Let me add that, as we get closer and get better information, we shall continually share that with you, it is not something where we just say that is it and we are done. This is very early on and, from our perspective, for lack of a better assumption I would just assume that they are spread evenly over this period. I know they will not be, and you know they will not be, but I do not have any other basis for giving you better guidance at this point.

Colin Tennant:  Thank you. Then an operational question during that period as well. Your major competitor, Bloomberg, will be looking at this and not sitting back, so I wonder how, in the process between now and close and presumably over the following several months, you will manage the process of keeping the sales forces interested during this transition point?

Bob Daleo:  We have done a number of acquisitions and disposals over the period and we just had that same issue with announcing Thomson Learning in October and having the sale not to be completed. We have programmes in place for all our businesses to make sure that we keep everyone motivated, and we shall do this in this case. The most important thing is that Thomson has a very focused strategy, Reuters has a very focused strategy, and these are complementary assets, so we hope there is very little overlap and that everyone will continue to drive extremely hard during this interim period as we work as quickly as possible to get everything through the appropriate regulatory agencies. However, we shall make sure that we have the appropriate programmes in place to keep our people motivated.

Tom Glocer:  From the Reuters side, let me just add that we have put the same programmes in place. Everyone is back to business, focused on customers, and David Grigson, Devin and I were talking over the weekend, and we have decided that we want to give you a nice signature year for stand-alone Reuters, so I am not worried about it.

Polo Tang (UBS):  I have a couple of different questions. Bob, you mentioned dys-synergies. Could you say exactly what those are and also, Tom, you talked about the cost savings but you also talked about revenue synergies as well, so can you give us more colour and flavour in terms of what kind of areas they will come from?  Finally, on anti-trust, if you drill deeper down to the market and look at the mid and lower tier sections of the market, Thomson-Reuters is very strong. However, to take a hypothetical situation, if the regulators decide there is an issue, is it physically possible, for example, to split off products such as Knowledge or Trader or Thomson ONE?

Bob Daleo: Let me start by saying, first of all, that as Tom said we are working as a team, and one of the things we do is hand things off all the time. I feel that Tom would be better equipped to handle the question on revenue dys-synergies than I am, so I shall turn it over to him.

Tom Glocer:  We have had a lot of experience with it, now most recently with the Telerate acquisition. To the extent that there are dys-synergies, it will be much more limited than with Telerate because of the very complementary nature of the transaction. There is less overlap than people think there is, which is great. Specifically where it comes from is there are places where, because of the business continuity disaster recovery policies of firms, they will dual source. In those cases, to the extent that one of us was the second source for the other, we shall see that disappear and go to one of the other competitors.

Let me move on to the issue of competition and I shall come back and end on the issue of revenue synergies. As far as competition and anti-trust, there are a lot of competitors. The reason why we believe it is so overwhelmingly pro-competitive and so many customers have been calling me over the past few days to talk about it is that you now have a truly strong competitor to provide competition at the high end. In addition, the industry itself is so remarkably changed over the last five years. First, all the exchanges are in the information business. Secondly, all of our customers are, whether in consortia form like Boat, Turquoise or Market Partners, or just on their own. Then there is the levelling effect of technology, which has introduced a ton of competitors, let us say, on the enterprise side in direct feeds. How many of you had heard about Wombat and InfoDyne a year ago?  Right across the spectrum from FactSet to IDC, this is a strong, thriving and competitive market, one where our customers are not typically the ones that are widows and orphans and unable to protect themselves, and there has been a history of that in the industry.

Finally, let me move on to the issue of revenue synergies. We have been having a great time thinking about what we can do together, and I shall share a couple of thoughts on that. Thomson has tremendous assets in healthcare and science. Reuters, as you know, under Core Plus has an initiative in primary research to bring the high value content in specific industry verticals to the analytical and buy side community. By reaching into some of the core science assets, we can hugely supplement what we were already doing in primary research.

In news, our outlets have been traditionally financial services and media in the agency business and a bit for consumer now. We have additional channels, the corporates market which is a great story at Thomson. There is legal, regulatory and medical and we can see targeted news services adding journalists to create new files, and that same content will come back into the financial services core and greatly strengthen the file: pharma reporting, legal feed reporting, so that is another good one.

Finally, each of us has been investing in some really interesting capability. We announced a couple of weeks ago that we are buying Clearforest that does extraction of meaning from text. So we can apply those sort of technologies across a much wider group of assets now and, in talking to my colleagues, there are some really neat things on the Thomson side, so I am looking forward to getting in and being creative.

Polo Tang:  Anti-trust – in terms of the split-off of products.

Tom Glocer:  The answer is that anything is possible technologically, and in particular since Thomson, like we, have embraced a web services approach to the architecture, you have a far different world than when you had proprietary containers and really hard-wired sets of data running through it, and so, if you go back far enough, everyone designed their own hardware, and then people wrote their own software. Now we all deliver into browser and standard containers, so there is much greater flexibility to mix and match and in fact, our customers, as you know, take our products often in component form rather than on package form. It won’t be without its challenges, but we think we can do what we need to do.

Dick Harrington:  Thomson is not a product. Thomson is one of the platforms in which we build products on, so you have to look at that as the internet, web-based, it is based on Microsoft Windows to build the platform. Although we use it as that term, it is not a product, it is a platform, and obviously our customers bought some modules or whatever database they would like as part of that product. I would agree with Tom and his assessment.

Tom Glocer:  Miriam has questions coming via Instant Messaging, so from time to time we will cut to her.

Miriam McKay (web):  Will anti-trust require material disposals in the US, especially the retail channels, and then a second question about integration risks and particularly how do employees feel?

Tom Glocer:  I will tackle the first one, and may be Dick will help me on the second one. I don’t think there will be a requirement to make any significant disposals because of the change in the market and the issues around market structure that I have just discussed. May be you will remind us of the second part of the question.

Miriam McKay:  About integration risks and particularly how employees feel.

Dick Harrington:  On the integration side, obviously Reuters has that outstanding track record on integration and managing their cost side. The Thomson Corporation live by it. I’d have to reference how many deals we have done over the past 10 years and how well we do integration. I will add to the third piece which is basically how do the employees feel. I would speak for the Thomson Corp in that they fully understand our strategy, what we are trying to accomplish. If you look at the fact that when we announced (the divestment of) Learning in October and had to run that business for six months – by the way, I would say that Thomson Learning had an outstanding year, as well as the Thomson Corporation – all our people understand what we are trying to achieve with either Corporation, so they are fully supportive of what we are trying to do as an organisation.

Tom Glocer:  I will call on Devin to add something. I can think of a no more competent leader anywhere to manage an integration than Devin. I am thrilled that we will keep the combination going. Devin might want to address a couple of points on integration.

Devin Wenig:  Thank you, Tom. I don’t have a lot to add other than as many of you guys know, we are pretty good at this. We have done a number of deals, Telerate, Bridge, Multex. We have been very successful at achieving our goals. We have been very successful at achieving the best of the cultures which is very important here, that the combined organisation is not Reuters or is not Thomson, it is the best of both companies, it is the best people and it is the best assets. We have been able to do that in past deals. I am very confident we will be able to do it in this.

Mark Braley (Deutsche Bank):   I guess three questions. Just to clarify, presumably both companies’ individual restructuring plans continue while this process is pending, including the work that is being done in terms of offshoring development and data centres, which is presumably an area that the $500 million of combined company synergies will eventually target in part. Is that correct?

The second question is: are there any major contracts, renewals coming up in the next 18 months, particularly I am trying to remember how long the Merrill Lynch retail contract is for. Is that five years?  If so, how do you go about approaching when Merrills put that business up for renewal, bearing in mind that Thomson-Reuters were obviously the final two involved in bidding for that?

The third one is a Woodbridge question. This takes Woodbridge down to 53%. Is it the intention of Woodbridge to ensure that it always stays above 50%, offsetting options, dilutions, etc?

Tom Glocer:  We will start at the end and work our way up.

Geoff Beattie:   Woodbridge, as I mentioned, is a large investment company, and our only focus is getting value for our shareholders. We have dealt with this question a lot in the past, when we were 70% shareholders. Our focus very much is to ensure that the interest that we have in Thomson and Thomson-Reuters continues to grow, continues to add the paper value that we expect and any shareholder would expect, and as a result, we don’t really focus on a percentage of ownership. It is true that we like to be in the position that we can influence the direction of companies, and I think that we will continue to think about it in that way.

Bob Daleo:  On the Merrill Lynch question, I am trying to remember exactly the day we turned on the contract. It’s probably some time mid to late 2003. It is a five year contract with certain options to renew. I might add that we are doing an excellent job with the contract and Merrill Lynch is extremely pleased, and I think there is some rating out there where we were the No. 1 supplier in that area – no disrespect to Reuters!

These things are so integrated within these businesses, my guess, as you can imagine, is that there is a lot of pain and suffering putting this in. I am sure that Merrill

Lynch will not want to go through the same pain and suffering, and basically changing it, and I think they are extremely satisfied with the service. I would expect that contract to continue and that will not be a major issue during this time period as we get clearance from the anti-trust.

Tom Glocer:  I will tackle the first one, but just to add on that, obviously during the interim period until we close, it is absolutely business as normal. We will bash each other over the head out there in the market, and as you noted or at least implied in your question, although I think we were in the end the two finalists, there were numerous other competitors even then in the industry, so I would not worry about it on that score.

In terms of restructuring and where the $500 million comes from, there are a lot of opportunities there as we learn more about our infrastructures, not just between Reuters and Thomson Financial, but across the entire company. Let’s start with data centres. Not only do we each now maintain separate data centres and separate back-up facilities which obviously is needed, there are other facilities for huge databases like, say, the Westlaw one within Thomson Core. Technologically it is all zeros and ones, so there is no reason why one can’t start thinking about taking advantage of the large footprint they have in Egan, Minnesota and housing some of the BCDR activities for the combined financial group there.

Similarly in India, we both happen to be in Bangalore and Reuters has been thinking about what additional site we should have in India – not to have all our eggs in one city - and they have Hyderabad. There are a number of opportunities like that and as we get deeper into it, as we said, the $500 million is in excess of and that is what I focus on.

Bob Daleo: You also mentioned about the efficiency and effectiveness programmes that both companies have in place. Our programme is called THOMSONplus. That programme will continue to go forward. Reuters obviously has Core Plus which will continue to go forward and then the 500 synergies would be on top of that. In talking about execution and can we do this, the capability that Thomson has, and the capability that Reuters has because of THOMSONplus and because of Core Plus, really allows them to move into this with all feet on the ground and really moving quickly, because it is not that we are going to start a programme; we are just going to weave these into the existing programmes and continue to grow.

This is totally coincidental but we need to have a little more space in Denver and the only building we could get into is the building that Reuters has, neither one of us own it but Reuters happened to be in there, so in doing this transaction at least we save on signage! [laughter] Another synergy.

Rogan Angelini-Hurll (Citigroup):  I have three questions. First, if I am right in what Bob was saying about the cost of achieving the cost savings, he implied revenue dys-synergies of $50 million. Is that right and if so that seems quite low even allowing that there is not that much overlap so could you just confirm that?

Secondly, Tom, you talked about a market base of 5-6% for the businesses that you cover. Now 60% of those businesses were financial, which presumably still encompasses your 2-4% market growth for Reuters, so is that being upgraded, or is there a new more exciting market that Thomson was already addressing which you are now tapping into which implicitly would be, I guess,  7-8% to offset the 224?

Then I have a final question for Geoff on the Woodbridge Company because I do not know a lot about it. On your investment requirement did you seek liquidity?  Do you actively seek cash returns from your investments?  Would you prefer your investors to invest the money themselves?  I don’t know what your principles behind the investment are.

Geoff Beattie:  As I mentioned on the slide earlier, Woodbridge is an investment company that has a net worth that we describe as in excess of US$25 billion, and our position in the new Thomson-Reuters company is approximately $19-20 billion of that piece. We are probably a little light on how we describe it but it gives people a flavour.

We manage Woodbridge on a very conservative financial basis. We focus our investment activities on things that we believe have very enduring qualities that can add value to the overall investment returns of Woodbridge. We have no other financial metric than adding value for our shareholders. We have substantial liquidity as it exists today, and we are always prepared to use that to enhance the value of our investment portfolio. We have been a 70% shareholder for many years - certainly over 20 years in both the Thomson Corporation and the predecessor corporations that came together to form Thomson - and we would continually deal with the question in that context as to what our intentions were going forward with respect to that holding. We were consistent in telling the market place that, as long as we feel very comfortable that we can continue to add value to our position, we will do what is right for the companies that we are involved in.

To give it a slightly different spin, we are a fairly lean organisation, very decentralised in our approach to investing and, as is the case in this transaction, we look to our management team headed by our chief executives in our various investments to constantly bring us the perspective on our investment, and the opportunities that are available to us. In this particular instance, over the course of ten years Dick and his team have continually presented opportunities for Thomson to grow and prosper and when an opportunity like Reuters would come along our role, as Niall mentioned earlier, was that he and I took a lead role in ensuring the execution. I wanted to make sure that people understood that we do not tend to take on operating responsibilities. We find the very best partners and people in the world that we can to support us in our investments and we partner and support them, and today it has produced an excellent investment return for Woodbridge and the Thomson family.

I would like to take this opportunity to say something I was hoping to put in at the end. This has been a very unique transaction that has come together over a long period of time, and I want to pay particular attention and thank the advisors that assisted us on this transaction on both sides – the Reuters advisors and the Thomson and Woodbridge advisors. It is outlined in the press release who those groups were from UBS and Blackstone on the Reuters side, to the Perella Weinberg Partners and Bear Sterns on our side, Slaughter & May, ANO, City, Caz and others. This group came together and spent a considerable amount of time evaluating and assisting us and looking at the merits of this transaction, and they were absolutely uniform in their advice to both groups. That is one the reasons we are so excited about where we are today and helping us make what I described earlier as a $20 billion play on the future of this company.

Tom Glocer:  We still have two legs to go to answer Rogan. The second one was on the implied revenue of the synergies.

Bob Daleo:  Rogan, I did not mean to imply any specific numbers so you have done a rapid calculation. What we were trying to convey is that there are a lot of moving parts to this and we are very early into this process. As it is important that you understand where we are heading, we are trying to give you some guide posts. I recognise those guide posts are fairly wide but they are wide for a reason because they are fairly wide for us at this point as well. What we understand is that, as Tom said, our customers will have some occasions where we think there will be duplicates, but at the same time as we have all said from the very beginning the upside here is really not about the costs we take out but the revenue that we drive. To look at these dys-synergies in the patent of the revenue growth I know is a bit disjointed but other than thinking about it we have not really put pen to paper in terms of where these great product opportunities are. So, I was vague for the reason that we honestly do not know and the timing of which platforms do you switch to and how do you integrate these is a level of complexity that just translates to a vagary in terms of where we are right now.

What I tried to give you was a guide that said if we were projecting net synergies at $500 million, do not anticipate that the costs are straight up because to get those net synergies we have just taken a conservative route and assumed that we would lose some revenues. The guide I would give is anywhere between 1-1.5. I do not know what that number might be in terms of dollars or multiple costs, and again I apologise for being vague but you have to say where we are in this process.

Tom Glocer:  I will pick up the 5-6% market growth assumption. One of the things I have always enjoyed in doing these sessions with you is the pop-maths quiz element that you present in different ways. The answer, as we often give you, Rogan, is it is the mix effect. If you look at the markets that Thomson is strong in and what they will bring – and now I will just talk about the financial side - and look at Reuters growth in those markets. We grew our enterprise information business some 18%, Reuters Knowledge, which has some similar data to those of Thomson, has been growing at 30% plus. In the US, our business, as I mentioned, has been growing double digits and about 80% of Thomson’s financial revenue certainly comes from that. So there is a nice shifting of exposure. I also believe that the buy side focus will help protect us from some of the consolidation assumptions we have always run through our top line market growth estimates.

Rogan Angelini-Hurll:  [No microphone]  Core Plus …

Tom Glocer:  Not much, look at the market share data we just put out. It showed us gaining a little, at least our numbers, and Thomson holding steady – theirs probably show they were growing.

Patrick Wellington (Morgan Stanley):  I am not as mathematically adept as Rogan!  Did I hear someone say they thought the entire Group could achieve EBITDA margins of 29% at some point, and how would that be achievable against your long-standing 17-20% EBITDA margin target?  Secondly, I reckon with another three or so years of restructuring cost, that will be, for Reuters at least, 10 successive years of abnormal charges. At the end of those three years of restructuring costs, do you really think that is it this time, Tom?  Thirdly, if I were a financial customer about to buy a Thomson ONE product to roll out across my entity, would I not on this announcement stop what I was doing and consider other vendors, given the likely predominance of Reuter product in the final equation?

Tom Glocer:  I shall start with the third question. I do not believe you should assume a likely predominance of any one product. This is why I referred earlier to what the whole web services approach has made possible, and Dick talked about   Thomson ONE as a platform. You will see a coming together of these great capabilities. Data can be exposed out of databases now as just a web service stream of data, and you can run it into any container you want. Therefore, customers should continue to make exactly the decisions they have been making, and I hope they will continue to take Reuters in and now I also have a reason to wish Thomson great success in the market as well.

Patrick Wellington: You are already running two platforms – Reuters and Bridge platform.

Tom Glocer:  Patrick, you know the truth, we are running far more than those platforms. In terms of the restructuring charge, I shall take it in the tongue-in-cheek manner in which you offered. I was certainly not looking to do another “jam tomorrow” story on a stand-alone Reuters basis, but you will all have to admit that this is such a succulent meal that no-one could resist whatever reasonable charges will be needed to put this together.

Bob Daleo:  As far as my forward-looking statement or my wish of what might happen to the organisation going forward as far as margins are concerned, if you look at the Thomson Corporation and what we have been able to achieve over the last 10 years, we did not have those margins 10 years ago. In fact, we probably did not have 81% of the business we have today, so we have completely reformatted our business. We have made a business model that can create highly valuable products and services for our customers, and we are able to run that business very efficiently and effectively, primarily because of the type of products and services we have created.

Thomson Corporation has been in a continuous improvement programme since I have been there for 25 years and it is in the plans of our senior executive. If you look at Jim Smith and Mike Wilens, one of the things in their plans is continuous improvement: we have to continue to make sure we know exactly what we are doing.

I look at the company going forward, and I look at the outstanding global platforms that both companies will be able to utilise off the growth of the Reuters platform, and you look at the appropriate products and services that we will be able to offer to all the markets we serve, then you look at the infrastructure that they are able to manage and drive and basically to create, I think you will have a business that will have excellent growth and continuous improvement which will reflect in profitability and free cash flow. I have full confidence that they will be able to achieve it over time.

Dick Harrington:   I also believe if you just add the synergies in as we project it, there is every possibility that we will get back to the margins that Thomson had before the combination.

Charles Peacock (Seymour Pierce):   Perhaps just as a follow on, I am not over-familiar with Thomson, but are there any significant differences in accounting policies and treatments when we look at the numbers that help explain margin differences?

Secondly on taxation, with the structure adopted, are there any significant benefits or disadvantages in terms of what happens to the combined group?

Bob Daleo:   In terms of taxes, if you look at our reported tax rate on our adjusted earnings which takes out the unusuals, our tax rate – and we have said this publicly – for 2007, we are projecting around 20% and Reuters is around 23%. You have rendered those pretty much as the tax rate going forward, and we look for an opportunity to continue to drive that. We believe that would be sustainable going forward, so that is not unreasonable.

In terms of accounting differences, I believe that Reuters just converted the issue to IFRS. I am not that familiar with IFRS. I believe it put us closer in terms of accounting. I am looking at my colleague, David, here. I don’t think there would be significant differences in terms of how we account. We are on Canadian GAAP, and Canadian GAAP is not quite US GAAP, and Canadian GAAP will be phased out in 2000, by the end of 2008. So the combined entity will have a decision to make in terms of accounting. It seems logical to me that we would convert our company to IFRS, but we have to do more thinking about that, and more evaluation, but it would seem not illogical at this point.

Have I answered your question?  [Yes]

Miriam McKay:   A couple from the web for Bob here. A best guess pro-forma capex:revenue ratio, leverage targets (post-transaction), and then a question about any thoughts on the integration of the two new services.

Bob Daleo:  Today, Thomson Corporation targets capital expenditures as percentage of revenue in the 7% range. I believe we said this year it would be a little bit higher because we are doing some one-off investments, and I also believe that Reuters targets in the same way, around 7%, so I would say that that is not an unreasonable assumption going forward, that the combined entity with capital expenditures of synergy revenue is about 7%.

In terms of the leverage that you saw on the slide, it was the combined entity of the pro-forma basis, and as a debt to EBITDA multiple of about 2.6. Both companies had very strong capital structures, they both had well-rated debt, investment grade debt; in S&P parlance, we are an A-, and they are a BBB+. I would fully expect going forward that we would have a rating that would be consistent with what we have today, given the strong capital and cash dynamics of the business.

Tom Glocer:  On the News integration, I would just say that I think the value of news, which is often not fully appreciated in the Reuters story, is perhaps confirmed by the attractiveness of Reuters for this combination. We intend to invest in news, both the journalists and all of us can look forward to an increase, certainly from the Reuters size, in the number of journalists we have. I don’t think you need to look much further than what Rupert is doing vis-à-vis Dow Jones to see the recognition that fast-breaking financial news is something that people really care about and will pay for.

Simon Baker (Credit Suisse):  A couple of questions just on regulatory approval: if the Thomson offer appears to be unconditional upon any concessions or divestments that the regulator may require, can you just give us a sense as to Reuters standing in terms of how many divestments or what sort of scale of attrition to the $500 million targeted synergies you would find acceptable still to go ahead with the deal.

Secondly, just on those revenue synergies, once again, any sense of scale there?  Is it $100 million, the revenue synergies, potentially?

Bob Daleo:   I would not want to put a limit on it!

Tom Glocer:  On the first part of your question and my answer, we will do what it takes to get this thing done. We are coming together for the very long term here. We have not run 1000 scenarios on how the $500 million might be impacted by divestments, because frankly we think it is more likely than not that we won’t be divesting businesses, but there is enough there in the $500 or in excess of $500 that I would be very surprised if that were not the number going forward regardless of anti-trust process.

Paul Sullivan (Merrill Lynch):   Just a couple of questions. Firstly on longer term strategy, the combined group will be 60% financial. Is that cyclical skew something that Thomson is comfortable with longer term, and will it alter the strategy with respect to the rest of the Group?  Also, in that respect, what has been the reaction of the divisional management outside of financial at Thomson, given that some of their noses may be put out of joint by this deal?

Bob Daleo:  First of all, it is 60/40 going into the deal. The day we sign, I suspect that our Professional piece is going to continue to grow, and grow quite well. We are in very good positions and we have opportunities to grow globally as primarily a US-based business, so we have an opportunity to grow globally. I don’t think they are going to be able to sit back and maintain a 60/40 relationship, and it is always good to have a bit of friendly competition of who is going to be the largest within the unit. I am sure Jim Smith and Devin will have some fun!   The way I look at it right now, I think Professional tends to be more profitable, so Devin has his work cut out to match that.

The other side is pleased. Don’t forget our strategy. We have been working on this for 10 years. Geoff and I have worked very closely. We wanted to become a global leader. We didn’t necessarily want to be the largest, but we want to be the global leader in the information service industry, in certain markets, financial as well. Legal is one, Healthcare, Scientific, obviously Tax & Accounting. This was a great opportunity. Our whole company fully understood that. Our senior management and players of our company knew exactly what our vision is, what our mission is, what we are trying to accomplish, what our strategy is. This was just a great opportunity to take advantage of that. Obviously, as I said earlier, I am extremely pleased, and our whole organisation is extremely excited about the possibilities coming forward. This is still win/win for both sides, and very exciting.

David Thomson:  I would just like to comment on this. Obviously the people on the Professional side of our business became aware of this transaction the same time as the market. Uniformly they are tremendously excited to be able to go forward and grow this business under such a strong brand and banner as Thomson-Reuters. Over the years, we have done more than enough explaining about what the Thomson Corporation was really all about, especially outside North America where it is not as well understood, but the opportunity to grow globally under this banner has created nothing but excitement.

Andrea O’Keefe (JP Morgan):  I just have one question which is, do I understand Page 6 correctly on the Board structure, where you have 15 directors, of which 14 look to be non-executive, and Tom. If that is correct, how will the non-execs and effectively the operating Board underneath stay in contact?  Really, how does the whole corporate governance structure work with the structure you are proposing?

Niall FitzGerald:  We have thought about this very carefully. The crafting of the Board, of which these are simply the proportions – there are no names there, other than of course David as Chairman, and Geoff and I as Deputy Chairmen. I will take the role of senior independent director. That structure is a more typically North American structure than a European structure, than a UK structure, with for the moment, just the Chief Executive on the Board.

If one were to put together the best in class from both, I think we will have a very powerful Board, very experienced directors, who indeed are experienced at staying in touch with their management, and who themselves with their various backgrounds, experienced businessmen and experienced wider operators. I think we will have a very good governance structure. I think it will be a governance structure which is appropriate to what is essentially a hybrid, mid-Atlantic business. It has been one of the issues when we had the discussions with the Founders Share Company, for instance, that they were exercised about understanding how the governance would work, and in describing it, that was one of several elements that persuaded them that this was good reassurance to them as to how the business would run in the future and sustain the values of the Founders Share Company. I feel very positive that we will have a governance structure, which will probably be unique in one respect, and may be a benchmark for people in another respect.

David Thomson:  I think another thing, Niall, to get a chance to look at this, no doubt, that this is a factor of the governance structure in which Thomson has operated under historically. We have more of a North American style Board where in our case we have two executives, Bob and [Dev?], who are on the Board;  Woodbridge, as you know, controlled 70% of that company with Board directors, and a majority, and we have always had a majority of independent outside directors, because we really benefit from having that input. If we thought there were any governance issues with respect to that structure, we probably would have addressed them at this time, but I think we feel that is the most effective way to go forward.

Jonathan Helliwell (Cazenove):  I am just curious, picking on something. I think you mentioned earlier that historically US investors have not really participated in the Thomson story. I wondered what sort of rationale you had historically been given for why that was and whether you thought this deal could potentially change that.

Connected to that, Thomson shares came up a little bit on the initial statement. I wondered what initial reaction you were getting back from non-Woodbridge shareholders with Thomson?

Geoff Beattie:  One of the issues – and you will have seen four or five years ago, we listed on the New York Exchange – we have always been somewhat challenged by a lack of liquidity in our stock, which is not necessarily a bad thing, because we have very loyal and long-standing Canadian shareholders who understand and appreciate the story and are very reluctant to give up their holding in this company. They understand our focus on the long term and the fact that we have consistently over several decades delivered top quartile financial performance. It is not a near-term change to the liquidity structure but, over time, as this business grows globally, and following some of the comments people made earlier about changes in exchange, we would expect to see greater liquidity in the stock and a greater stake held by the minority shareholders.

With respect to your second question about reaction, I have not really paid much attention to the short-term reaction in the market or the movement on the stock prices. I was saying to some people earlier this morning that Woodbridge and the Thomson Board have never traditionally focused on worrying about or creating trading opportunities in the marketplace. We have focused on creating value for shareholders and we shall continue to focus on that.

Bob Daleo:  If I may add to that, in spite of what we said to the marketplace about redeploying the funds from Thomson Learning, when we announced the sale, some investors took a position in anticipation or hope of getting a cash dividend. Therefore, the moment we announced that we were true to our word that we were redeploying these funds and then some, those investors chose to exit the stock, which accounted for some of that immediate dip that happened in the stock.

Bob Daleo:  We weren’t one of those investors, by the way!

Tom Glocer:  We shall take a final question over here and then turn it over to Niall for a comment.

Madeleine King (HSBC Credit Research):  I wonder if you could clarify a comment you made earlier about S&P. Was I correct in hearing you think you could retain a single A- post this transaction?  Also on finance, are you looking for the bond markets to fund some of this deal and, if so, will you wait for the completion or is it likely to be before then?

Bob Daleo:  That is a heck of a question. I did not mean to imply that we are assured of an A-. The difference between an A- and a BBB+ in terms of debt cost is marginal. What we shall do is structure the capital of the corporation and ensure that we have maximum capability to continue to invest and grow the business. I did not mean to imply that. Thomson Corporation has always felt strongly about having not only a strong credit rating but also having the capability to act or react in the marketplace as necessary. Therefore, we shall have to weigh that in relation to the markets, and I have forgotten the rest of the question, so would you mind repeating it?  [Repeats question]

In order to do that, we need to have ready financing in place, which we have. We shall probably not go to the market in advance but we shall wait until we do the deal. We have a bridge in place now to help us in the interim but then we shall take that bridge, which is short term, and convert it into long-term financing once the deal is complete.

Niall FitzGerald:  I just want to end with one comment. We have talked a lot about the structure today, we have talked about numbers, we have talked about financing and synergies, all of which are hugely appropriate and important. However, in the end this combination will succeed or fail depending upon the people. While we are here, any of you who may need reassurance with regard to the commitment, the competence or the capacity of these combined teams to deliver the sort of value we have talked about this morning, should only reflect on what has happened over the last 11 days. When we were forced to make an announcement on Friday, 4 May because of market activity, I would not have given you good odds that we could have come to completion or announcement 11 days later. We only got there because of a super-human, extraordinarily professional effort. Geoff has referred to the advisers who have played a very important role, but it was driven by the management teams on both sides. Seeing what has happened over the past 11 days and then projecting forward, I have not the slightest iota of doubt that they will deliver the value we have talked about this morning and, with a little following wind, much more. Thank you very much.

-  Ends  -

****

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This presentation includes forward-looking statements, such as Thomson’s and Reuters’ beliefs and expectations regarding the proposed combination of the two businesses. These statements are based on certain assumptions and reflect Thomson’s and Reuters’ current expectations. Forward-looking statements also include statements about Thomson’s and Reuters’ beliefs and expectations related to the proposed transaction structure and consideration, benefits that would be afforded to customers, benefits to the Combined Business that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies. There can be no assurance that the proposed transaction will be consummated or that the anticipated benefits will be realized. The proposed transaction is subject to various regulatory approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or such conditions will be met. All forward-looking statements in this presentation are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties include: the ability to achieve the cost savings and synergies contemplated through the proposed Transaction; the failure of Reuters shareholders to approve the proposed Transaction; the effect of regulatory conditions, if any, imposed by regulatory authorities; the reaction of Thomson’s and Reuters’ customers, employees and suppliers to the proposed transaction; the ability to promptly and effectively integrate the businesses of Thomson and Reuters; and the diversion of management time on proposed Transaction-related issues. Additional  factors that could cause actual results or events to differ materially from current expectations are discussed in Thomson’s and Reuters’ respective materials filed with the securities regulatory authorities in Canada, the United Kingdom and the United States (as the case may be) from time to time including The Thomson Corporation’s 2006 Annual Report on Form 40-F and Reuters Group PLC’s 2006 Annual Report on Form 20-F, each of which has been filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Thomson or Reuters speak only as of the date they are made. Thomson and Reuters each disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This presentation does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities. Following satisfaction or waiver of the pre-conditions to the proposed transaction, documents relating to the proposed transaction will be furnished to or filed with the SEC. Shareholders are urged to read such documents regarding the proposed transaction if and when they become available, because they will contain important information. Shareholders will be able to obtain free copies of these documents, as well as other filings containing information about the companies, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com (in the case of Thomson) and from Thomson and Reuters. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at +1 800 732 0330.

Non-GAAP financial measures (including pro forma financial information)

•                  This presentation contains disclosures of certain non-GAAP financial measures. Please see the “Investor Relations” sections of www.thomson.com or www.reuters.com for a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

•                  Pro forma financial amounts for 2006 included in this presentation are derived from the published financial statements of The Thomson Corporation and Reuters Group plc for the year ended 31 December 2006 and the first quarter 2007 results announcement of the Thomson Corporation. Thomson prepares its financial statements under Canadian generally accepted accounting principles (‘Canadian GAAP’) and Reuters prepares its financial statements under International Financial Reporting Standards (‘IFRS’). Canadian GAAP and IFRS differ in certain significant respects. For the purposes of this presentation, amounts determined under Canadian GAAP and IFRS have been aggregated without any adjustment for differences in accounting policy or application. Accordingly, pro forma information for the combined business prepared on a consistent basis under either Canadian GAAP or under IFRS could differ significantly from the pro forma information presented herein.

•                  In addition this pro forma information does not constitute Pro Forma Financial Information as it is defined in Article 11 of Regulation S-X of the United States Securities and Exchange Commission.

•                  Both Thomson and Reuters use ‘non-GAAP’ measures to provide additional information to shareholders on the performance of their businesses. Amounts included in this presentation for EBITDA, EBITA, free cash flow and net debt are based on the closest similar measures reported by Thomson and Reuters. While certain adjustments have been made to align the measures to the extent possible using public information, there can be no assurance that those measures are in fact comparable.